UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Dakota Plains Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

234255107
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,290,180
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,290,180
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,290,180
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,290,180
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,290,180
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,290,180
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 234255107

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,290,180
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,290,180
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,290,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 234255107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,290,180 Shares beneficially owned by Lone Star Value Investors is approximately $9,431,794, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2015, Lone Star Value Management (together with its affiliates, “Lone Star Value”) issued a press release in which Lone Star Value urged the Issuer to sell itself. Lone Star Value also set the record straight regarding the defensive and reactionary tactics employed by the Issuer to thwart Lone Star Value’s attempt to challenge the status quo in the boardroom and create a truly independent Board of Directors focused on maximizing value for all shareholders. While the Issuer committed to a strategic alternatives review process under shareholder pressure, Lone Star Value is concerned that recent statements made by CEO McKenzie appear to backtrack on the promised strategic alternatives process and to twist the meaning of strategic alternatives from a sale of the Issuer to acquisitions by the Issuer instead. Lone Star Value reiterated its belief that the Issuer owns an excellent, but undervalued asset and that the Issuer must sell itself to a master limited partnership (MLP).  The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,926,227 Shares outstanding as of March 16, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Amended Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on March 23, 2015.

A.	Lone Star Value Investors

(a)	As of the close of business on April 13, 2015, Lone Star Value Investors beneficially owned 4,290,180 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,290,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,290,180
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 234255107

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 4,290,180 Shares owned by Lone Star Value Investors.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,290,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,290,180
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 4,290,180 Shares owned by Lone Star Value Investors.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,290,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,290,180
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 4,290,180 Shares owned by Lone Star Value Investors.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,290,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,290,180
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 234255107

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated April 14, 2015.

CUSIP NO. 234255107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 234255107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased*	Price Per Share($)	Date of Purchase

LONE STAR VALUE INVESTORS, LP

5,000	1.8948	02/13/2015
5,000	1.8573	02/17/2015
5,000	1.7830	02/18/2015
5,000	1.7673	02/19/2015
5,000	1.8058	02/20/2015
5,000	1.8233	02/23/2015
5,000	1.9520	02/24/2015
1,400	1.9900	02/25/2015
2,783	1.9856	02/26/2015
4,997	1.9635	02/27/2015
2,400	1.9842	03/02/2015
1,200	1.9900	03/04/2015
100	1.9900	03/10/2015
3,800	1.9847	03/18/2015
1,000	1.9840	03/19/2015
2,500	1.9746	03/20/2015
5,000	1.9869	03/23/2015
5,000	1.9573	03/24/2015
5,000	1.9422	03/25/2015
5,000	1.9562	03/26/2015
5,000	1.9612	03/27/2015
5,000	1.9213	03/30/2015
5,000	1.9097	03/31/2015
5,000	1.9196	04/01/2015
5,000	1.9071	04/02/2015
5,000	1.8412	04/06/2015
5,000	1.8135	04/07/2015
5,000	1.7939	04/08/2015
5,000	1.8462	04/09/2015
5,000	1.8342	04/10/2015
5,000	1.8171	04/13/2015

* All of such transactions were effected in the open market pursuant to a 10b5-1 Purchase Trading Plan adopted by Lone Star Value Investors, LP.